UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   William  J. Amelio
   One Dell Way
   TX, Round Rock 78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/6/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock 1      |      |      |    | |                  |   |           |376858.000         |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Nonqualified |$25.45  |       |      |    | |           |   |2    |9/5/2|Common Stock|       |       |200000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$27.64  |       |      |    | |           |   |3    |3/7/2|Common Stock|       |       |200000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$26.185 |3/6/ 20|3/6/ 2|A   | |150000.000 |A  |4    |3/6/2|Common Stock|150000.|       |150000.000  |D  |            |
Stock Options|        |03     |003   |    | |           |   |     |013  |            |000    |       |            |   |            |
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Nonqualified |$22.10  |       |      |    | |           |   |5    |9/6/2|Common Stock|       |       |150000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |011  |            |       |       |            |   |            |
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Nonqualified |$22.4375|       |      |    | |           |   |6    |3/12/|Common Stock|       |       |650000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents 98,323 shares and 278,535 shares of restricted stock scheduled to vest as follows: 96,442 shares on 3/12/2003, 96,443 shares on 3/12/2004, 21,
450 shares on 3/12 of 2005, 2006 and 2007 and 21,300 shares on 3/12/2008.
2. Exercisable in accordance with the following schedule: 40,000 shares on 9/5 of each year from 2003 through 2007.
3. Exercisable in accordance with the following schedule: 40,000 shares on 3/7 of each year from 2003 through 2007.
4. Exercisable according to the following schedule: 30,000 shares on 3/6 of each year from 2004 through 2008.
5. Exercisable in accordance with the following schedule: 30,000 shares on 9/6 of each year from 2002 through 2006.
6. Exercisable in accordance with the following schedule: 130,000 shares on 3/12 of each year from 2002 through 2006.
SIGNATURE OF REPORTING PERSON
William  J. Amelio
Thomas H. Welch, Jr.,  Attorney-in-Fact